

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 3, 2009

VIA U.S. MAIL

Mr. J. K. Hullett
Chief Financial Officer
Intraop Medical Corporation
570 Del Rey Avenue
Sunnyvale, California 94086

> **Re: Intraop Medical Corporation**
> **Form 10-K for the year ended September 30, 2008**
> **Filed October 14, 2008**
> **File No. 000-10761**

Dear Mr. Hullett:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief